UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 2)*


                    Under the Securities Exchange Act of 1934



                             WORLD HEART CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    980905400
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Steven R. Becker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:    IN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                BC Advisors, LLC
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                SRB Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Capital, L.L.C.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Capital Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WSV Management, L.L.C.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     HC/OO
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                WS Ventures Management, L.P.
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Texas
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IA/PN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Reid S. Walker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                G. Stacy Smith
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

CUSIP NO.   980905400
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Patrick P. Walker
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [ ]                      (b)  [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:                0*
                                          --------------------------------------
                                      (6) Shared Voting Power:              0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:           0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:         0*
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
--------------------------------------------------------------------------------

(10)    Check  Box if  the Aggregate Amount  in Row (9) Excludes  Certain Shares
        [  ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   0.0%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------
* As of December 31, 2008 (the "Reporting Date"), for purposes of Reg. Section 240.13d-3, SRB Greenway Capital, L.P. ("SRBGC"), SRB Greenway Capital (Q.P.), L.P. ("SRBQP"), and SRB Greenway Offshore Operating Fund, L.P. ("SRB Offshore," and together with SRBGC and SRBQP, the "Greenway Funds") owned no securities of World Heart Corporation (the "Company"). SRB Management, L.P. ("SRB Management") is the general partner of each of the Greenway Funds. BC Advisors, LLC ("BCA") is the general partner of SRB Management. Steven R. Becker is the sole member of BCA. As a result, SRB Management, BCA, and Mr. Becker possess shared power to vote and direct the disposition of the securities of the Company held by the Greenway Funds. In addition, as of the Reporting Date, Walker Smith Capital, L.P. ("WSC"), Walker Smith Capital (Q.P.), L.P. ("WSCQP"), Walker Smith International Fund, Ltd. ("WS International") and HHMI Investments, L.P. ("HHMI," and together with WSC, WSCQP and WS International, the "WS Funds") owned no securities of the Company. WS Capital Management, L.P. ("WSC
Management") is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. ("WS Capital") is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the members of WS Capital. As a result, WSC Management, WS Capital and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WS Funds. Furthermore, as of the Reporting Date, WS Opportunity Fund, L.P. ("WSO") and WS Opportunity Fund (Q.P.), L.P. ("WSOQP," and together with WSO, the "WSO Funds") owned no securities of the Company. WS Ventures
Management, L.P. ("WSVM") is the general partner of the WSO Funds. WSV Management, L.L.C. ("WSV") is the general partner of WSVM. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the members of WSV. As a result, WSVM, WSV and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and direct the disposition of the securities of the Company held by the WSO Funds. The WS Funds, the WSO Funds and the Greenway Funds agreed to co-invest on the investment in the Company.

Item 1(a).  Name of Issuer:  WORLD HEART CORPORATION


Item 1(b).  Address of Issuer's Principal Executive Offices:
            7799 Pardee Lane
            Oakland, California  94621


Item 2(a).  Name of Person Filing:

            Steven R. Becker
            BC Advisors, LLC
            SRB Management, L.P.
            WS Capital, L.L.C.
            WS Capital Management, L.P.
            WSV Management, L.L.C.
            WS Ventures Management, L.P.
            Reid S. Walker
            G. Stacy Smith
            Patrick P. Walker


Item 2(b).  Address of Principal Business Office or, if none, Residence:
            300 Crescent Court, Suite 1111
            Dallas, Texas  75201

Item 2(c).  Citizenship:

            Steven R. Becker                         United States
            BC Advisors, LLC                         Texas
            SRB Management, L.P.                     Texas
            WS Capital, L.L.C.                       Texas
            WS Capital Management, L.P.              Texas
            WSV Management, L.L.C.                   Texas
            WS Ventures Management, L.P.             Texas
            Reid S. Walker                           United States
            G. Stacy Smith                           United States
            Patrick P. Walker                        United States


Item 2(d).  Title of Class of Securities:  Common stock, no par value

Item 2(e).  CUSIP No.:   980905400


Item 3.     Not Applicable

Item 4.  Ownership:

         (a)   Amount Beneficially Owned:

               Steven R. Becker                        0*
               BC Advisors, LLC                        0*
               SRB Management, L.P.                    0*
               WS Capital, L.L.C.                      0*
               WS Capital Management, L.P.             0*
               WSV Management, L.L.C.                  0*
               WS Ventures Management, L.P.            0*
               Reid S. Walker                          0*
               G. Stacy Smith                          0*
               Patrick P. Walker                       0*


         (b)   Percent of Class:

               Steven R. Becker                        0.0%*
               BC Advisors, LLC                        0.0%*
               SRB Management, L.P.                    0.0%*
               WS Capital, L.L.C.                      0.0%*
               WS Capital Management, L.P.             0.0%*
               WSV Management, L.L.C.                  0.0%*
               WS Ventures Management, L.P.            0.0%*
               Reid S. Walker                          0.0%*
               G. Stacy Smith                          0.0%*
               Patrick P. Walker                       0.0%*


         (c)   Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                    Steven R. Becker                   0*
                    BC Advisors, LLC                   0*
                    SRB Management, L.P.               0*
                    WS Capital, L.L.C.                 0*
                    WS Capital Management, L.P.        0*
                    WSV Management, L.L.C.             0*
                    WS Ventures Management, L.P.       0*
                    Reid S. Walker                     0*
                    G. Stacy Smith                     0*
                    Patrick P. Walker                  0*

               (ii) shared power to vote or to direct the vote:

                    Steven R. Becker                   0*
                    BC Advisors, LLC                   0*
                    SRB Management, L.P.               0*
                    WS Capital, L.L.C.                 0*
                    WS Capital Management, L.P.        0*
                    WSV Management, L.L.C.             0*
                    WS Ventures Management, L.P.       0*
                    Reid S. Walker                     0*
                    G. Stacy Smith                     0*
                    Patrick P. Walker                  0*


               (iii) sole power to dispose or to direct the disposition of:

                    Steven R. Becker                   0*
                    BC Advisors, LLC                   0*
                    SRB Management, L.P.               0*
                    WS Capital, L.L.C.                 0*
                    WS Capital Management, L.P.        0*
                    WSV Management, L.L.C.             0*
                    WS Ventures Management, L.P.       0*
                    Reid S. Walker                     0*
                    G. Stacy Smith                     0*
                    Patrick P. Walker                  0*


                (iv) shared power to dispose or to direct the disposition of:

                      Steven R. Becker                 0*
                      BC Advisors, LLC                 0*
                      SRB Management, L.P.             0*
                      WS Capital, L.L.C.               0*
                      WS Capital Management, L.P.      0*
                      WSV Management, L.L.C.           0*
                      WS Ventures Management, L.P.     0*
                      Reid S. Walker                   0*
                      G. Stacy Smith                   0*
                      Patrick P. Walker                0*


*See footnote to cover pages.



Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7.   Identification and Classification of Subsidiary Which Acquired the
          Securities:

          Not applicable.


Item 8.   Identification and Classification of Members of the Group:

          Not applicable.


Item 9.   Notice of Dissolution of Group:

          Not applicable.


Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 17, 2009


                                          /s/ Steven R. Becker
                                          -------------------------------------
                                              STEVEN R. BECKER


                                BC ADVISORS, LLC

                                By:   /s/ Steven R. Becker
                                   ---------------------------------------------
                                          Steven R. Becker, Member


                                SRB MANAGEMENT, L.P.

                                By: BC Advisors, LLC, its general partner

                                By:   /s/ Steven R. Becker
                                   ---------------------------------------------
                                          Steven R. Becker, Member


                                WS CAPITAL, L.L.C.

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member

                                WSV MANAGEMENT, L.L.C.

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By: WSV Management, L.L.C., its general partner

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member


                                          /s/ Reid S. Walker
                                          --------------------------------------
                                              REID S. WALKER


                                          /s/ G. Stacy Smith
                                          --------------------------------------
                                              G. STACY SMITH


                                          /s/ Patrick P. Walker
                                          --------------------------------------
                                              PATRICK P. WALKER





      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of WORLD HEART CORPORATION and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 17, 2009.




                                          /s/ Steven R. Becker
                                          -------------------------------------
                                              STEVEN R. BECKER


                                BC ADVISORS, LLC

                                By:   /s/ Steven R. Becker
                                   ---------------------------------------------
                                          Steven R. Becker, Member


                                SRB MANAGEMENT, L.P.

                                By: BC Advisors, LLC, its general partner

                                By:   /s/ Steven R. Becker
                                   ---------------------------------------------
                                          Steven R. Becker, Member


                                WS CAPITAL, L.L.C.

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member


                                WS CAPITAL MANAGEMENT, L.P.

                                By:  WS Capital, L.L.C., its general partner

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member

                                WSV MANAGEMENT, L.L.C.

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member


                                WS VENTURES MANAGEMENT, L.P.

                                By: WSV Management, L.L.C., its general partner

                                By:   /s/ Reid S. Walker
                                   ---------------------------------------------
                                          Reid S. Walker, Member


                                          /s/ Reid S. Walker
                                          --------------------------------------
                                              REID S. WALKER


                                          /s/ G. Stacy Smith
                                          --------------------------------------
                                              G. STACY SMITH


                                          /s/ Patrick P. Walker
                                          --------------------------------------
                                              PATRICK P. WALKER